EXHIBIT 99.2

Management’s Discussion and Analysis
For The Six Months Ended
June 30, 2013

Management’s Discussion and Analysis

August 12, 2013

In this document: (i) unless the content otherwise requires, references to “our”, “us”, “its”, “the Company” or “Exeter” mean Exeter Resource Corporation and its subsidiaries; (ii) information is provided as at June 30, 2013, unless otherwise stated; (iii) all references to monetary amounts are in Canadian dollars, unless otherwise stated; and (iv) “$” refers to Canadian Dollars and “US$” refers to US dollars.

The following discussion is management’s assessment and analysis of the results and financial condition of Exeter and should be read in conjunction with the accompanying unaudited condensed interim consolidated financial statements and related notes.

Forward Looking Statements

This MD&A contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, as amended. All statements other than statements of historical fact are forward looking statements.

These forward-looking statements, principally under the heading “Outlook”, but also elsewhere in this document include estimates, forecasts and statements as to the Company’s belief with respect to, among other things, access to surface areas for potential development at Caspiche, the timing of its drilling, exploration programs and exploration results and completion of various studies, adequacy of water and power, relations with indigenous communities, permitting, exercise of the option to acquire 100% of the Sideral project adjacent to its Caspiche project, the Company’s ability to mitigate against foreign exchange risk, the ability of the Company to access capital to fund its activities, the ability of the Company to respond to market fluctuations and government regulations and the ability of the Company to demonstrate that a commercially viable mineral deposit exists on its  Caspiche project.

These forward-looking statements appear in a number of different places in this document and can be identified by words and phrases such as, but not limited to, “estimates”, “plans”, “is expected”, or variations of such words or phrases, or statements that certain activities, events or results “may”, “would” or “could” occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that this document was prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. Such factors and assumptions include, amongst others, the effects of general economic condition; changing foreign exchange rates and actions by government authorities; uncertainties associated with negotiations; misjudgements in the course of preparing forward-looking statements; fluctuations in gold, copper, silver and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology; continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs; price and availability of capital equipment; price of various other inputs such as fuel, electricity and reagents; recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; risks associated with project development, including risks associated with the failure to satisfy the requirements of the Company’s agreement with Anglo American on its Caspiche project which could result in loss of title; uncertainty as to timely availability of permits and other governmental approvals and other risks and uncertainties disclosed under “Risks” below and other risks and uncertainties disclosed in the Company’s Annual Information Form dated April 1, 2013, filed with the Canadian securities regulatory authorities and other information released by it and filed with the appropriate regulatory agencies. Although the Company has attempted to identify important risk factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other risk factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, readers should not place undue reliance on forward-looking statements. All statements are made as of the date of this

MD&A and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary note to U.S. Investors concerning reserve and resource estimates

This MD&A and other information released by Exeter have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (“CIM Standards”). These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Report on Operations

Second Quarter 2013
During the quarter the Company conducted mineral exploration drilling as part of an initial 2,500 metres (“m”) drill program at the Angeles property located in Northern Sonora State, Mexico. In May the Company announced that the initial results from the first 7 drill holes at Angeles intersected gold, silver, copper, lead and zinc mineralization. Drilling initially targeted the La Bonanza area, a site of historical mining at the turn of the 1900’s. Subsequently drilling has also tested the La Verde zone, 1.1 km to the west of La Bonanza.

The property hosts multiple structurally controlled zones of gold/silver/copper mineralization that have been identified over approximately 3.0 kilometres (“km”). Exeter is currently funding a $1.0 million committed exploration program at Angeles, pursuant to an agreement whereby it can earn up to 70% in the Angeles property.

In March 2013 Exeter announced that it had completed its first water exploration drill hole to test a potential aquifer located within the Cuenca One tenement for which the Company has filed a new exploration permit application. Water was encountered in drilling and preliminary air lift tests were conducted to establish the initial characteristics and significance of the water encountered. Results released in June from a second exploration drill hole sited approximately 1,200 m northwest of the first drill hole, encountered both similar lithologies and water. Air lift tests completed on this hole provided similar water flows as the first drill hole. The water levels in each of the holes returned to original levels within minutes of the termination of the air lift tests, suggesting the potential for positive recharge within the aquifer.

Also in June, Exeter announced that its Chilean subsidiary, Minera Eton, had entered into a joint venture agreement (“JV”) with the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation. The JV covers the potential exploration for subsurface water associated with granted tenement at Laguna Verde and tenement applications at Cuenca Two, located in northern Chile. Each company will own a 50% interest in each water tenement that is granted and will incur 50% of the costs associated with exploration.  Exeter’s initial exploration commitments total US$500,000.

During the quarter, Exeter completed approximately 25 line-kilometres of TEM geophysics at its Cuenca Three exploration water tenement, a 34,000 hectare water exploration concession located 70 kilometres north of Cuenca One. The geophysical program successfully identified potential aquifers that extend from near surface to significant depths. The Company also relinquished its option over surface water rights at Laguna Verde that forms part of the Rio Peñas Blancas and Rio Aguas Dulces catchments.

On June 10th the Company announced that its application for surface rights, referred to in Chile as a surface land use easement, had been granted by the Chilean Government. The easement gives Exeter the right to carry out work and install all of the infrastructure and surface modifications required for the potential development of a mining operation, including roads, excavations, stockpiles, buildings, pipelines, power lines, tailings storage facilities and the like. Exeter already has a lease agreement with the Chilean Government for the surface rights that correspond to its initial mineral rights in the area, and the new easement extends this area to cover most of its additional tenements as well as surfaces that may be required for Caspiche development. The easement excludes specific surface rights in areas owned by the indigenous community, the Comunidad Colla Rio Jorquera y sus afluentes (CCRJ). Exeter has an access agreement with CCRJ and expects to maintain a good relationship, including open communications with the CCRJ and other indigenous communities in the Maricunga area.

The work programs completed or in progress during Q2 2013 included:

•	Water drilling at Cuenca 1 exploration tenement.
•	Cuenca 3 water exploration tenement - 25 line-kilometres of TEM geophysics.
•	Internal studies initiated to review a reduced throughput, lower capex, heap leach oxide operation and a lower capex underground mining operation at Caspiche.
•	Exploration drilling at Angeles, Mexico which commenced in early April, 2013
•	Geophysical surveys associated with the La Buena project, Mexico.

CHILE

Caspiche Project

Northern Chile - Maricunga

In 2005, the Company entered into an agreement with Anglo American with respect to seven properties in the Maricunga region of Chile. The terms of the agreement provided for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American. Exeter satisfied its obligations under the agreement, having spent more than the required minimum of US$2.55 million, including completing more than 15,500 m of required drilling, and exercised its option to acquire a 100% interest in the Caspiche property in February 2011. Anglo American retains a 3% net smelter royalty (“NSR”) from production from the property and has the right to buy the property back by reimbursing the Company’s expenditures incurred on the property if it is not put into production by March 2026. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity.

The Company is required to make a US$250,000 advance royalty payment annually up until March 31, 2020 (US$750,000 paid to June 30, 2013) and thereafter US$1.0 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production.  Should production commence prior to March 31, 2025, the advance royalty will cease and NSR will be payable.

The Caspiche project is located in a prolific region of gold-porphyry deposits, 15 km (10 miles) southeast of Kinross Gold’s Maricunga open pit mine (formerly known as the Refugio mine) and 11 km (7 miles) north of Barrick Gold – Kinross Gold’s Cerro Casale project.

Sideral project

On March 1, 2011 the Company entered into an option agreement to acquire 100% of the Sideral project adjacent to its Caspiche project. The agreement provides for the Company to acquire 100% of the Sideral property by meeting escalating annual drilling requirements, to a total of 15,000 m, within four years. After the 15,000 m of drilling is completed, the vendor has a once only back in right to acquire a 60% interest in the property, provided the discovery of a mineral deposit of greater than 100 million tons at a grade of +0.5% copper has been made. Should the vendor elect to back in, it will be required to repay the Company three times its expenditure on the property, alternatively its interest will revert to a 2% NSR. The Company has the right to purchase 50% of the NSR for $10 million. To June 30, 2013 the Company had completed 1,644 m of drilling.

Water rights option

On February 4, 2011 the Company entered into an option on water rights to a total volume of 300 litres per second from a private Chilean company. The rights related to surface water flows and were consumptive in nature.  Option payments incurred totalled US$1,100,000.  In June 2013 the Company withdrew from the option.

Water JV agreement

On June 3, 2013 the Company announced that its Chilean subsidiary, Minera Eton, had entered into a JV with the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation. The JV covers the potential exploration for subsurface water associated with granted tenement at Laguna Verde and tenement applications at Cuenca Two, located in northern Chile. Each company will own a 50% interest in each water tenement that is granted and will incur 50% of the costs associated with exploration.  Exeter has committed US$500,000 to the JV for water exploration.

Land easement

On June 10, 2013 the Company announced that its application for surface rights had been granted by the Chilean Government.  The Company already has a lease agreement with the Chilean Government for the surface rights that correspond to its initial mineral rights in the area, and the new easement extends this area to cover most of its additional tenements as well as surfaces that may be required for Caspiche development.  The Company paid US$1.5 million and is required to make 10 payments of approximately US$600,000 annually commencing December 31, 2013 to maintain the easement which is valid for the duration of potential mining activity at Caspiche.

MEXICO

On March 4, 2013, the Company announced that it had entered into two option and joint venture agreements with Canadian company, San Marco Resources Inc. (“San Marco”), for the exploration of the Angeles and La Buena gold-silver properties located in Mexico (the “Angeles Agreement” and “La Buena Agreement”, respectively).

Angeles Property

The Angeles property comprises a 12,410 hectare (ha) land package located in Sonora State, Mexico. The property hosts multiple structurally controlled zones of gold/silver/copper mineralization that have been identified over approximately 2.5 km. Numerous historic workings on the property date back to the beginning of the 20th century, including a 400 m underground access drift, used previously for mine production at the La Bonanza zone.

Despite the presence of surface mineralization and historically significant underground workings on site, the Angeles property had never been drill tested. Project infrastructure is considered excellent including road access, nearby electrical power and readily available skilled labour. A Diamond drilling program commenced in April, 2013.

The Angeles Agreement

Pursuant to the agreement, Exeter can earn 51% in the Angeles property by staged expenditures totalling $10.0 million over 4 years and an additional 19%, over the next 3 years, for a total of 70%, by spending an additional $10.0 million in exploration expenditures. Exeter is also required to make cash payments totaling $950,000 staged over 7 years ($100,000 paid).  All cash payments are to be made by way of a private placement purchase of San Marco’s common shares at a price equal to a premium of 25% to the 20 day volume weighted average price (“VWAP”) of San Marco’s shares on the TSX Venture Exchange (“TSX-V”).

Exeter has committed to an expenditure of $1.0 million by December 31, 2013 at Angeles, which is largely related to 2,500 m of drilling at the La Bonanza and La Verde target areas. The Company can withdraw from the option at any time after the first year without penalty.

Stage One – Angeles
Purchases of San Marco common shares are as follows:
(i)	$100,000 on completion of due diligence (acquired 625,000 common shares);
(ii)	additional $100,000 by January 7, 2014;
(iii)	additional $150,000 by January 7, 2015; and
(iv)	additional $150,000 by January 7, 2016,
for total Stage One – cash payments of $500,000.

Exploration expenditures are as follows:
(i)	$1.0 million by December 31, 2013 ($895,000 incurred and advanced);
(ii)	additional $1.5 million by December 31, 2014;
(iii)	additional $3.0 million by December 31, 2015; and
(iv)	additional $4.5 million by December 31, 2016,
for total Stage One – exploration expenditures of $10.0 million.

Stage Two – Angeles
Purchases of San Marco common shares are as follows:
(i)	additional $150,000 by April 7, 2017;
(ii)	additional $150,000 by April 7, 2018;
(iii)	additional $150,000 by April 7, 2019,
for total Stage Two – cash payments of $450,000 and cumulative cash payments of $950,000.

Exploration expenditures are as follows:
(i)	additional $3.0 million by March 31, 2018;
(ii)	additional $3.0 million by March 31, 2019; and
(iii)	additional $4.0 million by March 31, 2020,
for total Stage Two – exploration expenditures of $10.0 million and cumulative expenditures of $20.0 million.

La Buena Property

The La Buena property consists of an 8,500 ha land package located in an active mining region within northern Zacatecas State, Mexico. The property is 5 km north of Goldcorp's La Negra/Noche Buena deposit and 9 km north of its Peñasquito mine.

The Julia target at La Buena has similar geological, geochemical and geophysical characteristics to other mineral deposits in the area, including Peñasquito and Camino Rojo. Planned activity includes expanded IP geophysical coverage of the property by mid-year to facilitate a 2,500 m drilling program, principally to test the Julia target.

The La Buena Agreement

Pursuant to the agreement, Exeter can earn 60% in the La Buena property by spending $15.0 million in exploration expenditures and by making cash payments of $650,000 staged over 5 years ($150,000 paid). All cash payments are to be made by way of a private placement purchase of San Marco’s common shares at a price equal to a premium of 25% to the 20 day VWAP of San Marco’s shares on the TSX-V.

Exeter has committed to an expenditure of $1.4 million by March 1, 2014 at La Buena, which includes a property scale IP program and 2,500 m of drilling. The Company can withdraw from the option at any time after the first year without penalty.

Purchases of San Marco common shares are as follows:
(a)	$150,000 on completion of due diligence (acquired 937,500 common shares);
(b)	additional $150,000 by March 7, 2014;
(c)	additional $100,000 by March 7, 2015;
(d)	additional $100,000 by March 7, 2016; and
(e)	additional $150,000 by March 7, 2017,
for total cash payments of $650,000.

Exploration expenditures are as follows:
(a)	$1.4 million by March 1, 2014 ($601,000 incurred and advanced);
(b)	additional $1.6 million by March 1, 2015;
(c)	additional $2.7 million by March 1, 2016;
(d)	additional $3.5 million by March 1, 2017 and
(e)	additional $5.8 million by March 1, 2018,
for total exploration expenditures of $15.0 million.

Pursuant to the Angeles and La Buena Agreements, San Marco, which has an established exploration team in Mexico, will initially be the project operator. Detailed exploration programs will be determined by a management committee consisting of Exeter and San Marco representatives.

Upon Exeter earning an interest in either the Angeles or La Buena property, a joint venture will be formed on that property and each party will fund on-going expenditures in proportion to its respective interest in the property.

Results from Operations

The Company began 2013 and ended the quarter with 88,407,753 common shares outstanding. During the quarter, no options were exercised.

As at August 12, 2013 the Company had 88,407,753 shares outstanding.

Summary of Financial Results

Selected Information

The Company’s unaudited condensed interim consolidated financial statements for the second quarter ended June 30, 2013 (the “Interim Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as applicable to interim financial reports including IAS 34 “Interim Financial Reporting”. The following selected information is taken from the Interim Financial Statements.

Three Months Ended June 30, 2013

The Company ended the second quarter, June 30, 2013, with $45.2 million in cash and cash equivalents, and incurred approximately $4.6 million in exploration expenditures during the period. Share-based compensation expense of $1.1 million was incurred due to recognizing the expense associated with the granting and vesting of certain stock options in 2013, and the vesting of stock options that were issued and re-priced in previous years.

Six Months Ended June 30, 2013 compared to the Six Months Ended June 30, 2012

At June 30, 2013, the Company had $45.2 million in cash and cash equivalents, $16.4 million less than the $61.6 million that was held at June 30, 2012. The decrease relates to the Company utilizing its cash resources to fund project exploration and administrative requirements.

The Company currently has no revenue generating activities other than interest income. Interest income of $341,000 was recognized in the six months ended June 30, 2013 compared to $424,000 in the six months ended June 30, 2012. The decrease in 2013 was due to less cash in treasury as it was utilized in funding project exploration and administrative activities.

Loss for the six month period ended June 30, 2013 was $12.3 million compared to $15.8 million in the same period in 2012.

Significant variances for expenses:

•
Directors fees: $901,000 ($1,164,000 in 2012) – the change is attributable to a decrease of approximately $263,000 in share-based compensation recognized in 2013 compared to 2012 due to the vesting of options granted to directors in 2012.

•
Management fees: $589,000 ($1,678,000 in 2012) – the change is mostly attributable to a decrease of approximately $976,000 in share-based compensation recognized in 2013 compared to 2012 due to the vesting of options granted to management in 2012.

•
Mineral property exploration expenditures: $9.4 million ($11.9 million in 2012) – the higher exploration expenditures in the 2012 period was largely attributable to the advanced hydrology and hydrogeology studies and environmental and community baseline studies undertaken, as well as geotechnical and metallurgical drilling that was completed at Caspiche in the first half of 2012.

Three Months Ended June 30, 2013 compared to the Three Months ended June 30, 2012

The loss in the three months ended June 30, 2013 of $6.0 million is $800,000 less than the loss of $6.8 million incurred in the three months ended June 30, 2012.  The decrease was related to lower mineral property exploration costs of $824,000 than in the comparative 2012 period.

Significant variances for expenses:

•
Mineral property exploration expenditures: $4.6 million ($5.4 million in 2012) – the decrease in exploration expenditures for Q2 2013 is mostly attributable to the reduction of expenditure on the Caspiche project, offset by expenditures incurred in Mexico of $1.4 million on the Angeles and La Buena projects.

The following is a summary of quarterly results taken from the Company’s condensed interim consolidated financial statements:

Three month period ended June 30, (in thousands)	2013	2012
Interest income	$166	$205
Mineral property exploration costs	$4,619	$5,443
Share-based compensation 1	$1,101	$1,031
Loss	$5,970	$6,793
Basic and diluted loss per common share	$0.07	$0.08

1)
share-based compensation costs have been allocated to administrative salaries and consulting, management compensation, directors’ fees, mineral property exploration expenditures and shareholder communications.

As at (in thousands)	June 30, 2013	December 31, 2012
Total assets	$45,959	$56,325
Total liabilities	$509	$926
Share capital	$246,089	$246,089
Accumulated deficit	$(243,312)	$(231,043)

The following selected financial information is extracted from the Company’s financial statements, which are prepared under IFRS as issued by the IASB and covers a summary of the eight most recently completed quarters up to June 30, 2013.

Comparison to Prior Quarterly Periods

	2013		2012				2011
($000’s, except share data)	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
Total revenues	–	–	–	–	–	–	–	–
Net loss	5,970	6,299	5,513	3,904	6,793	9,016	6,852	6,319
Basic loss per common share	$0.07	$0.07	$0.07	$0.04	$0.08	$0.10	$0.08	$0.07
Diluted loss per common share	$0.07	$0.07	$0.07	$0.04	$0.08	$0.10	$0.08	$0.07

The increase in the loss in the first quarter 2013 compared to the previous two quarters was due to the Company commencing drilling activities at the Cuenca 1 water exploration tenement, and the payment of both an advance royalty payment and a water rights option payment and expenditures on the Angeles project in Mexico. The higher Q2 costs compared to Q3 each year is a result of the lower exploration spend during the South American winters.

Liquidity and Capital Resources

The Company’s cash and cash equivalents at June 30, 2013 totalled $45.2 million compared to $55.2 million at December 31, 2012, a decrease of about $10.0 million. The Company continues to utilize its cash resources to fund project exploration and administrative requirements. Aside from cash and cash equivalents, the Company has no material liquid assets. While the Company has successfully raised funds through past capital financings, there are no guarantees that such sources of funds will be available in the future.

Management continues to evaluate and adjust its planned level of activities to ensure that adequate levels of working capital are maintained. The availability of funding will affect the planned activity levels at the Caspiche, Angeles and La Buena projects and expenditures will be adjusted as much as possible to match available funding.

Currently, the Company intends to continue using its cash and cash equivalents for exploration and development of its properties, with specific focus on the Caspiche, Angeles and La Buena properties, and for general working capital purposes.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources. The Company has not issued any dividends and management does not expect this will change in the near future.

Financial Instruments

Financial assets and liabilities that are recognized on the statement of financial position at fair value can be classified in a hierarchy that is based on the significance of the inputs used in making the measurements.  The levels in the hierarchy are:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

(in thousands)	Quoted prices in active markets for identical assets (Level 1)
Financial Asset Available-for-sale investments carried at fair value
Shares	$125
Total	$125

The Company has no financial assets or financial liabilities measured at fair value classified as level 2 or level 3.

The carrying amount of accounts receivable, accounts payable and accrued liabilities and due to and from related parties approximates fair value due to the short term of these financial instruments.

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange currency risk, liquidity and interest rate risk.

Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and amounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Chile as required to meet current expenditures. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

The carrying amount of amounts receivable, accounts payable and accrued liabilities and due to and from related parties approximates fair value due to their short term of these financial instruments.

The Company operates in a number of countries, including Canada, Mexico and Chile, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian Dollars, Chilean Pesos, US Dollars and Australian Dollars).  Such foreign currency balances, which are held in the Canadian parent, are subject to fluctuation against the Canadian Dollar.  Such foreign currency balances, which are held in the Chilean subsidiary, are subject to fluctuation against the Chilean Peso.

The Canadian parent company had the following balances in foreign currency as at June 30, 2013 and December 31, 2012:

2013 (in thousands)
US Dollars
Cash and cash equivalents	186
Accounts payable and accrued liabilities	(66)
Net balance	120
Equivalent in Canadian Dollars	126
Rate to convert to $ CDN	1.0518

2012 (in thousands)
	US Dollars	Australian Dollars
Cash and cash equivalents	782	-
Accounts payable and accrued liabilities	(35)	(110)
Net balance	747	(110)
Equivalent in Canadian Dollars	743	(114)
Rate to convert to $ CDN	0.9949	1.0339

Based on the above net exposures as at June 30, 2013, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar and Australian dollar against the Canadian dollar would result in an increase/decrease of $12,600 and $nil respectively (2012 - $74,300 and $11,400 respectively) in the Company’s net loss.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents. Cash and cash equivalents earn interest based on current market interest rates, which at June 30, 2013 ranged between 1.25% and 1.50%.

Based on the amount of cash and cash equivalents invested at June 30, 2013, and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of $226,000 in the interest earned by the Company per annum.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company had cash and cash equivalents at June 30, 2013 in the amount of $45.2 million in order to meet short-term business requirements. At June 30, 2013, the Company had current liabilities of $509,000 which are due on demand or within 30 days.

Contractual Obligations

The Company leases offices in Canada and Chile and has expenditure, option payment, land easement payments, and advance royalty obligations related to its properties. Except for current year property expenditure commitments of $1.6 million noted below related to the Angeles and La Buena properties and the water JV agreement, option payments and property expenditure obligations related to its projects are contingent on exploration results and can be cancelled at any time (see CHILE and MEXICO above). Other financial commitments are summarized in the table below:

Payments Due by Year (in thousands)	Total	2013	2014 - 2015	2016 – 2017	2018 - 2024
Office and equipment leases	$638	$144	$456	$38	$–
Land easement payments	6,310	631	1,262	1,262	3,155
Property access agreements	28	21	7	–	–
Property expenditure obligations	1,629	1,629	–	–	–
Advance royalty payments	6,837	–	526	526	5,785
Total	$15,442	$2,425	$2,251	$1,826	$8,940

Related Party Transactions

a)
During the period ended June 30, 2013 a total of $451,000 (2012 - $672,000) was paid or accrued for related party transactions with directors or officers of the Company for management, consulting, rent and exploration fees. Amounts due to related parties of $22,000 at June 30, 2013 (December 31, 2012 - $50,000) are non-interest bearing and are due on demand.

During the period, the Company shared costs of certain common expenditures including administrative support, office overhead and travel with Rugby Mining Limited (“Rugby”).

b)
The Company, along with Rugby, incurs certain expenditures for staff and exploration expenditures on behalf of each other. The net amount provided or incurred by the Company on behalf of Rugby during the period ended June 30, 2013 was $203,000 (2012 - $116,000). As at June 30, 2013, the Company had amounts receivable of $84,000 (December 31, 2012- $95,000) from Rugby. The amounts due from Rugby are non-interest bearing and are due on demand.

Outlook

Exeter’s principal focus continues to be the advancement of its Caspiche gold-copper project in Chile. Following the announcement of the results from a pre-feasibility study relating to the Caspiche project in January 2012, Exeter has continued to evaluate opportunities to advance the project including the potential for staged development.  In addition the Company continues to review new industry wide opportunities with the objective of securing properties, which offer near term exploration discovery potential.

Initiatives in 2013 to advance Caspiche include planned programs to reduce project risks, while reviewing options relating to the potential development of the near surface heap leach gold oxide zone and the larger sulphide gold – copper deposit, targeting the central core of the gold-copper sulphide mineralization. Internal studies reviewing alternative approaches to the potential development of the oxide and sulphide zones at Caspiche using Chilean engineering groups Alquimia Conceptos S.A and NCL, are ongoing.

Environmental and community impact studies for the potential development of the initial oxide heap leach stage of the project as part of the Environmental Impact Assessment (“EIA”) permitting process remains a 2013 initiative, along with continued environmental baseline studies for the full project.

The objective of Exeter’s 2013 water  program is to identify, evaluate, and secure water sources to support the heap leach oxide gold stage and the follow-on gold – copper sulphide stage of a potential mine development at Caspiche. In order to meet its objectives, Exeter will continue to prioritize exploration/production drilling programs.

Other planned exploration activities include completing 2,500 m of drilling on the Angeles property and expanding the induced polarisation geophysical coverage at La Buena following which a 2,500 m drilling program is expected to commence in early September, principally to test the Julia target.

Proposed Transactions

The Company does not currently have any proposed transactions.

Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements.

Critical Accounting Estimates and Policies

The Company’s accounting policies are discussed in detail in their audited consolidated financial statements for the year ended December 31, 2012, however, accounting policies require the application of management’s judgement in respect of the following relevant matters:

(i)
use of estimates – the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of estimates include accrued liabilities, the determination of the assumptions used in the calculation of share-based compensation expense and the valuation allowance for future income tax assets. Actual results could differ from those estimates used in the financial statements

(ii)
share-based compensation – the Company provides compensation benefits to its employees, directors, officers and consultants through a share-based compensation plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the stock. The Company utilizes historical data to estimate the expected option term for input into the valuation model. The risk-free rate for the expected term of the applicable option is based on the Government of Canada yield curve in effect at the time of the grant.

Actual results may differ materially from those estimates based on these assumptions.

Changes in Accounting Policy and Disclosures

As of January 1, 2013, the Company adopted the new and amended IFRS pronouncements in accordance with the transitional provisions outlined in the respective standards as listed below.

a)	Pronouncement affecting financial statement presentation or disclosures

i)	IFRS 12, Disclosure of interests in other entities

The Company adopted IFRS 12 on January 1, 2013. IFRS 12 establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities.

The requirements of IFRS 12 relate to disclosures only and are applicable for the first annual period after adoption. IFRS 12 does not require the disclosures to be included for any period that precedes the first annual period for which IFRS 12 is applied. Additional disclosures will be included in the Company’s annual consolidated financial statements for the year ending December 31, 2013.

ii)	IFRS 13, Fair value measurement

The Company adopted IFRS 13 with prospective application from January 1, 2013. IFRS 13 is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date.

The adoption of IFRS 13 did not have an effect on the Company’s condensed interim consolidated financial statements for the current period. The disclosure requirements of IFRS 13 will be incorporated in the annual consolidated financial statements for the year ending December 31, 2013.

iii)	Amendment to IAS 1, Presentation of Financial Statements

The Company adopted the amendments to IAS 1 on January 1, 2013, with retrospective application. The amendments to IAS 1 require items to be grouped within other comprehensive income that may be reclassified to profit or loss and those that will not be reclassified.

The adoption of the IAS 1 amendments did not have an effect on the Company’s condensed interim consolidated financial statements for the current period or prior period.

iv)	Amendment to IAS 34, Interim financial reporting

The Company adopted the amendments to IAS 34 effective January 1, 2013. IAS 34 was amended to establish criteria for disclosing total segmented assets and require certain fair value disclosures. The fair value disclosures have been incorporated into these condensed interim consolidated financial statements.

b)	Pronouncements affecting accounting policies only

i)	IFRS 10, Consolidated financial statements

The Company adopted IFRS 10 on January 1, 2013 with retrospective application. IFRS 10 requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements and SIC 12, Consolidation – Special Purpose Entities.

The Company has concluded that IFRS 10 did not have an effect on the consolidated financial statements for the current period or prior periods presented as the adoption did not result in a change in the consolidation status of any of the subsidiaries.

ii)	IFRS 11, Joint arrangements

The Company adopted IFRS 11 on January 1, 2013 with retrospective application. IFRS 11 requires a venturer to classify its interest in a joint agreement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation.

The Company has concluded that IFRS 11 did not have an effect on the consolidated financial statements for the current period or prior periods presented as the Company does not have any joint arrangements.

c)	New accounting policy

The Company has adopted the following new accounting policy for financial assets as result of the shares acquired in San Marco.

i)	Financial Assets

Available-for-sale financial assets are non-derivative financial assets that are designated on initial recognition as available-for-sale or are not classified as (a) loans and receivables; (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss.  Available-for-sale assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income.

Available-for-sale financial assets comprise equity securities.

Management’s Responsibility for the Financial Statements

The Audit Committee is responsible for reviewing the contents of this document along with the Interim Financial Statements to ensure the reliability and timeliness of the Company’s disclosure while providing another level of review for accuracy and oversight. There have been no changes in the Company’s disclosure controls and procedures during the six months ended June 30, 2013.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Company’s financial statements are prepared. An evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted as of December 31, 2012 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management has concluded that the Company’s internal controls over financial reporting were effective.

As required under Multilateral Instrument 52-109, management advises that there have been no changes in the Company’s internal control over financial reporting that occurred during the most recent interim period, being the six months ended June 30, 2013, that have materially affected, or are reasonably likely to materially affect, the Company’s  internal control over financial reporting.

Risks

The Company relies on equity financings to fund its activities. While it has been successful in raising funds in the past, there is no guarantee that adequate funds will be available in the future. The Company had cash and cash equivalents of $45.2 million and working capital of $45.3 million at June 30, 2013. Based on current planned expenditures at its Caspiche, Angeles and La Buena projects, management believes that the Company has sufficient capital resources to fund planned levels of activity for the next 12 months.

The Company’s corporate head office is in Vancouver, Canada and the Company maintains the majority of its funds in Canadian Dollars. Since the onset of the credit crisis in 2008 there still exists significant fluctuation in the value of the Canadian dollar against other currencies and because the Company operates in foreign countries it is exposed to significant currency risk. In addition, its operations may be affected by rapid price fluctuation in the countries it operates in due to potential future country defaults.

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of certain operations. The current and anticipated future operations and exploration activities of the Company in Chile and Mexico require permits from various governmental authorities and such operations and exploration activities are and will be governed by Federal, Provincial and local laws and regulations governing various elements of the mining industry including, without limitation, land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters. The Company’s Caspiche project is in the pre-feasibility study stage and the Angeles and La Buena projects are just commencing drilling, as a result, current activities at the Company’s projects have caused little environmental impact to date. The Company conducts certain environmental restoration efforts including drill rig platform clean-up and the sealing of drill holes among other clean-up activities to rehabilitate areas affected by its operations and it is the Company’s intention to ensure that the environmental impact on areas where it operates is mitigated by restoration and rehabilitation of affected areas.

The exploration and development of mineral deposits involves significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be fully mitigated. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the commercial viability of a given mineral deposit include its size, grade and proximity to infrastructure, including availability of power and water. Government regulation, taxes, royalties, land tenure including relationships with indigenous communities, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit. Other potential impacts could include the location of the mineral deposit and if it is found in remote or harsh climates. These unique environments could limit or reduce production possibilities or if conditions are right for potential natural disasters, including but not limited to volcanoes, earthquakes, tornados and other severe weather, could negatively impact facilities, equipment and the safety of its workers dramatically.

The marketability of minerals is affected by numerous factors beyond the control of the Company. These factors include, but are not limited to, market fluctuations, government regulations relating to prices, taxes and royalties, allowable production, content of harmful substances, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of all future production and threaten the continuation of a particular project or operations altogether.

The Company has no production of minerals. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine the presence of any such deposit.

The Company is required to make advance royalty payments and perform certain other obligations to maintain its interest in the Caspiche and San Marco properties. In order to develop its Caspiche project the Company will require additional water supply and access to surface land including agreements with indigenous communities for infrastructure development.

Risk factors are more fully described in the Company’s current Annual Information Form dated April 1, 2013, and subsequent filings with the Canadian Securities Administrators and the SEC. You can review and obtain copies of our filings from SEDAR at www.sedar.com or from the SEC’s website at http://www.sec.gov/edgar.shtml

NYSE-MKT Corporate Governance

The Company’s common shares are listed on the NYSE-MKT. Section 110 of the NYSE-MKT Company Guide permits the NYSE-MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE-MKT listing criteria, and to grant exemptions from NYSE-MKT listing criteria based on these considerations. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE-MKT standards is set forth on the Company’s website at www.exeterresource.com.

In addition, the Company may from time-to-time seek relief from NYSE-MKT corporate governance requirements on specific transactions under Section 110 of the NYSE-MKT Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.exeterresource.com.

Additional Information

Additional information regarding the Company, including its current Annual Information Form is available on SEDAR at www.sedar.com.